PEPSICO, INC.

700 Anderson Hill Road, Purchase, New York 10577

Tel. (914) 253-3956    Fax (914) 249-8318

January 12, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Re:	Mr. John Reynolds, Assistant Director PepsiCo, Inc. Registration Statement on Form S-4 File No. 333-162261

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PepsiCo, Inc. (“PepsiCo”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-162261) (the “Registration Statement”) be accelerated to 9 a.m., Eastern Time, on Wednesday, January 13, 2010, or as soon thereafter as practicable.

PepsiCo acknowledges that the disclosure in the Registration Statement is the responsibility of PepsiCo. PepsiCo represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve PepsiCo from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

PepsiCo represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.

Name:	Thomas H. Tamoney, Jr.
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary